UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED

STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED

NO. 1 LEGGETT ROAD

CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & PLATT, INCORPORATED

STOCK BONUS PLAN

December  31, 2007 and 2006

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Leggett & Platt, Incorporated Stock Bonus Plan

Carthage, Missouri

We have audited the accompanying statement of net assets available for benefits of Leggett & Platt, Incorporated Stock Bonus Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Leggett & Platt, Incorporated Stock Bonus Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Joplin, Missouri

June 24, 2008

Federal Employer Identification Number: 44-0160260

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Leggett & Platt, Incorporated

Stock Bonus Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated Stock Bonus Plan (the “Plan”) at December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

St. Louis, MO

June 26, 2007

Leggett & Platt, Incorporated

Stock Bonus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2007	2006
ASSETS

Investments, at market value	$110,719,401	$138,425,679

Cash	520,074	13,387

Receivables
Company contributions	2,270,059	1,989,956
Participant contributions	64,334	23,603
Accrued investment income	1,072,708	883,890
Due from broker	198,533	242,688

Total receivables	3,605,634	3,140,137

Total assets	114,845,109	141,579,203

LIABILITIES

Due to broker	714,314	313,964

Total liabilities	714,314	313,964

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	114,130,795	141,265,239
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,889)	23,583

NET ASSETS AVAILABLE FOR BENEFITS	$114,124,906	$141,288,822

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

Stock Bonus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,

	2007	2006
Additions
Investment income (loss)
Net appreciation (depreciation) in value of investments	$(30,338,133)	$5,875,387
Dividends and Interest	5,834,734	4,159,186

Net investment income (loss)	(24,503,399)	10,034,573

Contributions
Company	4,470,467	4,017,615
Participant	4,735,864	4,156,466

Contributions	9,206,331	8,174,081

Total additions (deductions)	(15,297,068)	18,208,654

Deductions
Benefit payments	11,847,296	13,722,323
Administrative fee	19,552	—

Total deductions	11,866,848	13,722,323

Net increase (decrease)	(27,163,916)	4,486,331

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF PERIOD	141,288,822	136,802,491

END OF PERIOD	$114,124,906	$141,288,822

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) Stock Bonus Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of L&P, certain subsidiaries and affiliates who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan qualifies as an Employee Stock Ownership Plan (ESOP).

Eligibility of Employees

Eligible employees are defined as non-bargaining employees at branches covered by the Plan or employees who are members of a collective bargaining unit, the representatives of which have successfully bargained for inclusion in the Plan. Eligible employees can begin participation in the Plan on the first day of January or July following the completion of one year and 1000 hours of service. Prior to April 1, 2007, eligible employees with compensation in excess of the applicable compensation base participated in the “fixed percentage component” of the Plan. Employees not meeting minimum compensation requirements participated in the “fixed dollar component” of the Plan. After April 1, 2007, the fixed percentage and fixed dollar components were eliminated and replaced with two contribution formulas. The contribution formula that applies to a participant is determined by the participant’s compensation in the year immediately preceding the current year.

Employees considered “highly compensated” under Section 414(q) of the Internal Revenue Code of 1986 are not eligible to participate.

Contributions

Prior to April 1, 2007, the Plan had two different contribution components, the “fixed percentage component” and the “fixed dollar component.” Employees participating the “fixed percentage component” of the Plan made contributions of a percentage of annual compensation in excess of a base amount as defined in the Plan agreement. Employees participating in the “fixed dollar component” of the Plan made contributions from $5 to $20 each pay period. Participants in the Plan meeting certain requirements may elect to invest a portion of their account into L&P stock, mutual funds or common trust funds.

Effective April 1, 2007, the Plan was amended and the fixed percentage and fixed dollar component options were changed to two contribution formulas. Generally, these contribution formulas are determined by how much the participant’s compensation was in the year preceding the current year. Participants should refer to the Summary Plan Description for detailed information regarding these contribution formulas.

For both the years ending December 31, 2007 and 2006, employee contributions are subject to limitations described within the Internal Revenue Code (IRC). For the year ended December 31, 2007, employee contributions consisted of cash contributions of $523,562 and contributions of common stock of $4,212,302. For the year ended December 31, 2006, employee contributions consisted primarily of Company common stock.

L&P is required to make contributions to the Plan equal to 50% of the amounts contributed by participants. Additionally, for any year in which certain profitability levels have been attained, as defined by the Plan, L&P may make an additional discretionary contribution in an amount not to exceed 50% of participants’ contributions during such year. Company contributions, when made, are primarily in the form of common stock.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF PLAN - CONTINUED

The Plan is designated as a pre-tax plan for employee contributions.

Prior to January 1, 2007, participants were allowed to diversify their accounts based on age and years of experience as defined by the Plan.

Effective January 1, 2007, a participant may sell some or all existing whole shares of L&P stock acquired through employee contributions and invest the proceeds in the other investment options offered by the Plan. After completion of three years of service (or, if later, as of January 1, 2007), participants can also diversify the investment of some or all of the whole shares acquired through employer contributions.

Participants who are entitled to diversify their existing shares under these rules may also elect to diversify future participant and employer contributions. If such an election is made, future contributions will be invested directly in the other investment options offered by the Plan, rather than in L&P stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings.

Vesting and Distributions

Participants are always 100% vested in their employee contributions and rollover accounts. The Plan has adopted a vesting method under which Company contributions will vest after the participant has completed three years of service. At December 31, 2007 and 2006, forfeited non-vested accounts totaled $1,914 and $6,431 respectively. These accounts will be used to reduce future employer contributions. Upon retirement, death or disability, participants or their beneficiaries are entitled to the full value of their account, including Company contributions. Upon termination of employment for other reasons, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. In-service withdrawals are allowed by participants after reaching age 59 1/2. For participants with vested balances of $1,000 or less, payment of that amount will be completed as soon as reasonably practicable upon termination. Participants with balances more than $1,000 may elect to receive payment in regular annual installments for up to 15 years, a lump sum payment (made directly to participant or in the form of a direct rollover) or a combination of the two.

Plan Trustee

The Plan trustee, as sole trustee of the Plan, holds all Plan assets and pays benefits in accordance with information submitted by L&P, the Plan administrator. The Plan trustee from January 1, 2006 to August 31, 2006 was The Bank of New York. The Plan trustee from September 1, 2006 to December 31, 2007 was Wachovia Bank, N.A.

Administrative Expenses

Most administrative expenses incurred are paid by and reflected in the financial statements of the Plan. Any Company paid expenses are not reflected in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. However, L&P determined that a partial plan termination did occur, effective November 13, 2007, in accordance with Section 411(c)(3) of the Internal Revenue Code. The Plan was then amended to immediately 100% fully vest all actively employed participants on November 13, 2007 who were affected by the partial plan termination.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

New Accounting Pronouncement

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. SFAS 157 provides guidance for using fair value to measure assets and liabilities and requires additional disclosure about the use of fair value measures, the information used to measure fair value, and the effect fair value measurements have on the Plan’s net assets. The primary areas in which the Plan utilizes fair value measures are valuing the Plan’s investments. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial assets and liabilities of the Company beginning January 1, 2008. SFAS 157 is effective beginning January 1, 2009 for nonfinancial assets and liabilities disclosed in the financial statements on a nonrecurring basis. Plan management has evaluated the effect of this standard and does not believe it will have a material impact on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

The market value of common stocks and mutual funds is based upon quoted market price as of the close of business on the last day of the year. Common trust funds are valued at the reported unit value, which is derived from the market value of the underlying investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Contracts

The Plan holds investments in both traditional, general fixed maturity synthetic and constant duration synthetic guaranteed investment contracts (GICs) as part of the Wachovia Diversified Stable Value Fund. These investments are presented at fair value on the table of the investments held in the Plan (Schedule H).

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of investors. The total return of the segregated account assets supports the separate account GIC return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest rate of not less than 0%.

The fund uses two primary crediting rate calculations for separate account and synthetic contracts. Both methods use current market value of underlying bonds, expected yield to maturity on underlying bonds, average duration of the portfolio, and the wrap contract value to calculate the interest crediting rate. The interest crediting rate is the incremental interest rate in excess of the expected bond yields required for the future value of the bond portfolio to equal the contract value at the termination of the wrap contract. The net crediting rate reflects fees paid to wrap (synthetic) contract issuers.

Primary variables impacting future crediting rates of separate account and synthetic GICs include the following: (i) current yield of the assets within the wrap contract; (ii) duration of the assets covered by the wrap contract; (iii) existing difference between the market value and contract value of assets within the wrap contract. Traditional fixed-rate GICs do not experience fluctuating crediting rates.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the fund documents or fund’s administration; (ii) changes to fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the fund or its merger with another fund; (iv) the failure of the fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the fund, the redemption of all or a portion of the interests in the fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the fund or participating plans, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the fund. At this time, the fund does not believe that the occurrence of any such market value event which would limit the fund’s ability to transact at contract value with participants is probable.

The GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

The average yield based on actual earnings was 5.34% and 5.27% at December 31, 2007 and 2006, respectively. The average yield based on interest rate credited to participants was 4.64% and 4.83% at December 31, 2007 and 2006, respectively.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received on December 30, 2005 for amendments dated January 2, 2004 and before. Amendments have been made to the Plan subsequent to that date and L&P has applied for a new determination letter. L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

Reclassification

Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

NOTE C - INVESTMENTS

The following investments with an (*) represent 5 percent or more of the Plan’s net assets:

	December 31,
	2007		2006
Leggett & Platt, Incorporated common stock, 4,279,510 and 5,160,077 shares, respectively	$74,634,654	*	$123,325,840	*

Dodge and Cox Stock Fund	$6,848,681	*	$3,870,542

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2007	2006
Common Stock	$(29,022,652)	$4,768,160
Investment Funds	(1,315,481)	1,107,227

	$(30,338,133)	$5,875,387

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Net assets (including investments and receivables) relating to the nonparticipant-directed investments were approximately $500,000 and $126,223,000 as of December 31, 2007 and 2006, respectively. The significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	Year Ended December 31,
	2007	2006
Changes in Net Assets:
Net investment income	$(175,000)	$8,274,739
Company and participant contributions	55,000	8,126,004
Benefit payments	(40,000)	(11,338,666)
Net transfers to participant directed investments	(125,563,000)	(1,710,981)
Other	—	15,070

	$(125,723,000)	$3,366,166

Nonparticipant-directed investments consist of common stock of L&P, the Plan sponsor.

NOTE E - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$114,124,906	$141,288,822
Amounts allocated to withdrawing participants	(12,485)	—

Net assets available for benefits per Form 5500	$114,112,421	$141,288,822

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE E - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - CONTINUED

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

Year Ended December 31, 2007
Benefits paid to participants per the financial statements	$11,847,296
Add: Amounts allocated to withdrawing participants at December 31, 2007	12,485
Less: Amounts allocated to withdrawing participants at December 31, 2006	—

Benefits paid to participants per Form 5500	$11,859,781

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE F - PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investment purchases and sales include shares of Leggett & Platt, Incorporated common stock and units of participation in collective employee benefit trust funds and short-term funds of Wachovia Retirement Services during the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held shares of Leggett & Platt, Incorporated common stock with total fair values of $74,634,654 and $123,325,840, respectively.

At December 31, 2007 and 2006, the Plan held units of various Wachovia Funds with total fair values of $10,338,908 and $5,221,708, respectively.

SUPPLEMENTAL SCHEDULE

Leggett & Platt, Incorporated

Stock Bonus Plan

EIN 44-0324630 PN 004

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2007

Participant Contributions Transferred Late To Plan		Total That Constitute Non-exempt Prohibited Transactions
Amount	Original Due Date	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction In VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$282	09/21/2006	—	$282	[1]	—	—

Leggett & Platt, Incorporated remitted 2006 withholdings to the Plan in June 2007.

Transaction was fully corrected June 2007.

SUPPLEMENTAL SCHEDULE

Leggett & Platt, Incorporated

Stock Bonus Plan

EIN 44-0324630 PN 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issuer	(c) Description of investment	(e) Current value (1)
*	Leggett & Platt, Incorporated	Common stock	$74,134,654
*	Leggett & Platt, Incorporated	Common stock	500,000	#
	Dodge & Cox	Dodge & Cox Stock Fund	6,848,681
*	Wachovia Bank, N.A.	Wachovia Diversified Stable Value Fund	4,901,003
	Van Kampen	Van Kampen Equity and Inc Fund	4,881,121
	William Blair	William Blair Intl Growth Fund	3,881,954
	Dreyfus	Dreyfus Midcap Index Fund	2,948,598
*	Wachovia Bank, N.A.	Enhanced Stock Market Fund of Wachovia	2,730,424
*	Wachovia Bank, N.A.	Diversified Bond Fund of Wachovia	2,707,481
	Goldman Sachs	Goldman Sachs Struct Intl Equity Fund	2,499,577
	American	American - The Growth Fund of America	2,202,119
	Davis New York	Davis New York Venture Fund	1,158,940
	American Century	American Century Small Co Fund	761,880
	American Century	American Century Large Co Fund	562,969

	Total investments at fair value		110,719,401
	Adjustment from fair value to contract value for fully benefit-responsive investments contracts		(5,889)

	Total investments		$110,713,512

(1)	See Note B of Notes to Financial Statements regarding carrying value of investments.
*	Investments in securities of parties-in-interest to the Plan.
#	Represents non-participant directed investments. The cost basis of this investment approximated $678,000

Exhibit List.

Exhibit 23.1	Consent of BKD, LLP
Exhibit 23.2	Consent of PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED
STOCK BONUS PLAN

Date: June 25, 2008	By:	/s/ JOHN G. MOORE
John G. Moore
Vice President – Corporate Affairs & Human Resources and Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Document Description
Exhibit 23.1	Consent of BKD, LLP
Exhibit 23.2	Consent of PricewaterhouseCoopers LLP